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Exhibit 20.1

Comtech Group Completes Private Placement

Wednesday October 27, 8:05 am ET


SHENZHEN, China, Oct. 27 /PRNewswire-FirstCall/ -- Comtech Group, Inc. (OTC Bulletin Board: COGO - News) announced today that it completed a private placement of 5.04 million shares of common stock for aggregate proceeds of approximately $8.8 million with a group primarily consisting of institutional investors. Comtech intends to sell an additional 1.26 million shares of common stock for aggregate proceeds of approximately $2.2 million in a second closing on or about November 4, 2004. C.E. Unterberg, Towbin served as lead placement agent in the transaction and W.R. Hambrecht & Co. served as co-placement agent. Comtech intends to apply the net proceeds raised in the transaction for working capital and general corporate purposes, as well as for strategic purposes in connection with selected acquisitions that may be considered to expand its product offerings.


The common stock sold in the transaction has not been registered under the Securities Act of 1933. Accordingly, these shares may not be offered or sold in the United States, except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act. Comtech has agreed to file a registration statement to permit investors to resell these shares. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the stock.


About Comtech

Comtech Group, Inc. is a module design solutions provider in China, focused on the mobile handset and telecom equipment industries. The Company's client base has grown to serve over 200 companies in the mobile handset and telecom equipment industries in China. Its team of engineers works with manufacturers of mobile handset and telecom equipment to design solutions that meet their needs. The Company designs solutions for mobile device products, including liquid crystal display (LCD) modules, camera modules, persistent storage modules, input/output modules, sound system and power supply modules. In the telecom equipment industry Comtech targets optical solutions, data communication solutions, public switched telephone network (PSTN) switching and wireless base stations.

This press release includes certain statements that are not descriptions of historical facts, but are forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These forward looking statements may include the description of our plans and objectives for future operations, assumptions underlying such plans and objectives and other forward looking terminology such as "may," "expects," "believes," "anticipates," "intends," "expects," "projects," or similar terms, variations of such terms or the negative of such terms. Such information is based upon various assumptions made by, and expectations of, our management that were reasonable when made but may prove to be incorrect. All of such assumptions are inherently subject to significant economic and competitive uncertainties and contingencies beyond our control and upon assumptions with respect to the future business decisions which are subject to change. Accordingly, there can be no assurance that actual results will meet expectations and actual results may vary (perhaps materially) from certain of the results anticipated herein.